UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 26, 2007**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On July 26, 2007, Pepco Holdings, Inc. (the "Company") entered into a new employment agreement (the "New Agreement") with Dennis R. Wraase, the Company's Chairman, President and Chief Executive Officer, replacing the employment agreement he entered into in 2002 (the "Prior Agreement"). The following is a description of the terms and conditions of the New Agreement:

- The term of the New Agreement, like that of the Prior Agreement, is until April 1, 2009, the date on which Mr. Wraase reaches normal retirement age under the general retirement subplan of the Company's retirement plan.

- During the term of the New Agreement, Mr. Wraase is entitled to: (i) an annual salary in an amount of not less than $1,025,000, the base salary in effect on the date he entered into the New Agreement, (ii) incentive compensation as determined by the Board of Directors under plans applicable to senior executives of the Company, but he will not be entitled to receive any incentive awards in 2009 under either the Executive Incentive Plan, which is the Company's annual incentive plan, or the Company's Long Term Incentive Plan, and (iii) otherwise participate, in a manner similar to other senior executives, in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs provided by the Company for its executives or employees.

- Upon termination of Mr. Wraase's employment at any time and for any reason, including voluntary resignation, Mr. Wraase will be entitled to receive the following benefits:

  o   A lifetime monthly supplemental retirement benefit, payable in cash, equal to (i) 1/12 of 65% of the sum of (A) his annual base salary rate in effect at the time of termination and (B) the highest annual bonus received during the four calendar years preceding the year in which the termination occur (the "Calculation Amount"), less the monthly retirement benefit he receives for that month under the Company's qualified defined benefit retirement plan and any non-qualified defined benefit retirement plan or supplemental retirement plan in which he participates (collectively, "Retirement Plans"). If Mr. Wraase is survived by his spouse, his spouse is entitled to receive a lifetime monthly supplemental retirement benefit, payable in cash, equal to 75% of the Calculation Amount, less the monthly retirement benefit, if any, payable to her under the Retirement Plans.

  o   All unvested service-based restricted stock awards under the Company's Long-Term Incentive Plan (the "LTIP") will vest on April 1, 2009 (as compared to the vesting under the Prior Agreement of only those shares that would have become vested had he remained employed for the remainder of the term of Prior Agreement).

- o All outstanding performance-based restricted stock awards under the LTIP will vest on a pro-rated basis for service during the applicable performance period to the extent the pre-established performance objectives are achieved (as compared to vesting under the Prior Agreement only with respect to awards for performance periods that ended within the term of the Prior Agreement).

- o Tax preparation and planning services until his 70th birthday at the same level he was receiving such services at the time his employment terminated.

By entering into the New Agreement, Mr. Wraase relinquished the right to receive under the Prior Agreement (i) a severance payment in an amount equal to three times his combined salary and bonus and (ii) a lump sum supplemental retirement benefit, if, prior to April 1, 2009, his employment were to have been terminated by the Company without "cause" or he elected to terminate his employment for certain specified reasons generally involving the diminution of status or the reduction in benefits. In addition, Mr. Wraase gave up the right to receive a gross-up payment for any excise tax payments he would have incurred had any payments made to him in connection with a termination of his employment been determined to be payments related to a change-in-control within the meaning of Section 280G of the Internal Revenue Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrant)


Date   July 27, 2007   /s/ JOSEPH M. RIGBY
                                Name: Joseph M. Rigby
                                Title: Senior Vice President and
                                              Chief Financial Officer